Sit U.S. Government Securities Fund

Delivering positive annual returns since the Fund's inception in 1987.

★★★★★

Overall Morningstar Rating as of 2/28/10 out of 164 funds in the Short Government Category

Sit Investment Associates
Sit Mutual Funds

1-800-332-5580 www.sitfunds.com

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com and 1-800-332-5580. Read the prospectus carefully before investing. Morningstar proprietary ratings reflect historical risk-adjusted performance through 2/28/10. These ratings are subject to change monthly and are calculated from the Fund's 3-, 5- and 10-year average annual returns in excess of 90-day Treasury bill returns with appropriate fee adjustments and a risk factor that reflects fund performance below 90-day Treasury bill returns. Ten percent of the funds in an investment category receive 5 stars, 22.5% receive 4 stars.